# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verano Holdings Corp., CIK 0001848416
CUSIP: 92338D101
Title of class of securities: Class A Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 224 W HILL STREET, SUITE 400, CHICAGO, Illinois (IL), 60610
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-25-001029
Filed by CIK 0001107310

## Reporting persons
- Eminence Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,786,719; sole dispositive power 0; shared dispositive power 27,786,719; aggregate amount beneficially owned 27,786,719 (7.7% of the class)
- Ricky C. Sandler: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,786,719; sole dispositive power 0; shared dispositive power 27,786,719; aggregate amount beneficially owned 27,786,719 (7.7% of the class)

## Item 1. Issuer
Name of issuer: Verano Holdings Corp.
Address of issuer's principal executive offices: 224 W Hill Street, Suite 400, Chicago, Illinois 60610

## Item 2. Person Filing
Name of person filing:
This statement is filed by Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital") and Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler," and together with Eminence Capital, the "Reporting Persons").

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and dispositive power over the Class A Subordinate Voting Shares, no par value (the "Class A Shares") of Verano Holdings Corp., a British Columbia, Canada corporation (the "Company") held by various investment funds (the "Eminence Funds") and a separately managed account (the "Eminence SMA," and together with the Eminence Funds, the "Eminence Funds and SMA") under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have shared voting and dispositive power with respect to the Class A Shares held by the Eminence Funds and SMA.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business and principal office of Eminence Capital is 399 Park Avenue, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 399 Park Avenue, 25th Floor, New York, NY 10022.
Citizenship: Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 361,815,879 Class A Shares outstanding as of September 25, 2025, as reported in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 26, 2025.
Percent of class: 7.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No person other than the Reporting Persons and the Eminence Funds and SMA is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares held by the Eminence Funds and SMA.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eminence Capital, LP: /s/ Ricky C. Sandler, Ricky C. Sandler, Chief Executive Officer (11/14/2025)
- Ricky C. Sandler: /s/ Ricky C. Sandler, Ricky C. Sandler, Individually (11/14/2025)